Exhibit 99.1

ltau Corpbanca and subsidiaries As of and for the seven-month periods ended July 31 . 2019 and 2018 The financial information of /tau Corpbanca as of and for the seven-month periods ended July 31, 2019 and 2018 has been published on our vebsite in accordance v.ith Circular N“18 of the Superintendency of Banks and Financial Institutions (Supetintendencia de Bancos e lnstituciones Financieras, or “SBIF”, currently Financial Market Commission, or “CMP) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF (currently “CAlF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CA.F_ CONDENSB CONSOUDATBl BALANCE SHEET In Ch$ million To1alloans Total assets Deposits and other demand liabilities Time deposits and other time liabilities Interbank borrowings Debt instrumen1s issued Equity Total equity attribu1able to equity holders of lhe bank Non-controlling interest Y1D CONSOUDATBl INCOME STATEMENT In Ch$ million 7M’19 Net operating profit before provision for loan losses 704,104 Provisions for loan losses (136,914) tota1 operaung e)IJ)enses I (424,!12ti)—Operating income (loss) 142,264 1 Income from inwstrnents in companies 1- 2,148—Operating income before income taxes 144,412 Income 1ales I (34,517) I Consolidated income for the period 109,895 Net income attributable to holders of the Bank 103,409—1- Non-controlling interest 6,486 7M’18 694,054 (130,865) (425,£36} 137,953 1,488 139,441 (19,618} 119,823 118,045 1,778 Jul’19 Jur18 22,429,199 20,971,004 32,615,877 29,175,040 4,340,202 4,217,300 11,189,910 10,055,078 2,203,546 2,218,821 6,740,275 5,894,044 1- 3,636,387 3,505,531 3,406,932 1- 3,279,857 229,455 225,674 With reclasification of Financial Hedges• 7 M’19 7M’18 698,839 675,532 (134,770} (126,844} (424,!12ti) (425,236) 139,143 123,452 2,148 1,488 141 ,291 124,940 (31,396} (5,117) 109,895 119,823 103,409 118,045 6,486 1,778 1—Includes /he reclassification of foreign exchange gain or loss generated by hedge positions /hat neutralize /he impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisiones associated with loans in foreing currency_ This financial information shall be considered provisional until the official figures are published by the Financial Market Commission_ Roxana Zamorano Pozo Chief Accounting Officer Manuel Olivares Rossetti Chief Executive Officer